

September 12, 2011

<u>Via Facsimile</u>
Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8

       Re: Goldcorp Inc.
       Form 40-F for the Fiscal Year Ended December 31, 2010
       Filed March 31, 2011
       File No. 001-12970

Dear Mr. Hall:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Acountant